Dear Shareholder:

You are being asked to consider and vote on the merger (the "Merger") of American Asset Advisers Realty Corporation (the "Adviser") with American Asset Advisers Trust, Inc. (the "Company") and the related transactions to that Merger. This Merger will allow the Company to take advantage of the many rapidly developing trends in our industry by becoming self-administered and self-managed.

This Merger is described in great detail in the accompanying
Proxy Statement, which I urge you to read thoroughly.

The Company has undergone significant growth since its formation in August 1993. With your help and support, we have raised over $17,000,000 in equity capital. The net proceeds of these offerings have been used to assemble an attractive portfolio of high-quality, commercial properties, leased by substantial tenants. In the past year, we have added five properties with a value of over $4 1/2 million and have contracted to purchase an
additional four properties with a value of over $11 million.   We
have added a prudent amount of leverage to the portfolio, thereby increasing shareholder returns. The Adviser has also expanded the depth and quality of its staff to effectively manage the existing portfolio and enhance returns by developing new properties.

When the Company was initially formed, we decided to use external management until the asset base grew to a size that would support an internal management structure. With the new and potentially profitable Management Subsidiary structure that many of our competitors have adopted, we are now at that point.

This next step in the growth of the Company complements the recent amendments to the Company's Bylaws and Articles of Incorporation which were approved at the shareholder's meeting held on November 12, 1997. We continue to seek to increase shareholder value. By becoming a self-managed REIT with internal acquisition and turnkey development capabilities, the Company will position itself for accelerated, high quality growth. This growth, within a self-managed structure, will in turn create attractive circumstances in which we can list the Company's shares on a national exchange and maintain a liquid market for the shares.

There are numerous risks associated with this transaction. For further discussion of these and other risks, I urge you to review the summary of risks contained in this brochure and the more detailed description of risks as contained in the section "Risk Factors" in the Proxy Statement.

Your Board of Directors has carefully considered both the risks and benefits of the Merger and has unanimously recommended that you vote "YES" to the proposal.

The Real Estate Investment Trust Industry has preformed well over the past five years, as less expensive capital has become
available.   The companies that have created value for their
shareholders have taken advantage of this by growing their asset base and growing their earnings base. I believe that by voting "YES" to this proposal, you will position the Company to follow the same path and successfully compete with the larger and more established REITs.

Should you have any questions or need assistance with the proper completion and return of the accompanying Ballot, please contact me personally or my office, toll free at 1-800-888-4400.

In your Company, we have assembled a strong portfolio of
properties.   This Merger will combine this portfolio with the
Adviser's strong management and acquisition team. The next phase of growth and the success of our long-term growth plan require this step. I look forward to our exciting progress in the coming years.

Sincerely,

/s/

H. Kerr Taylor
Chairman of the Board of Directors